June 9, 2006


Mr. Lee E. Beckelman
Chief Financial Officer, Hanover Compressor Co.
12001 North Houston Rosslyn
Houston, TX 77086

Re:	Hanover Compressor Company;
		Hanover Compression Limited Partnership;
		Hanover Equipment Trust 2001A;
		Hanover Equipment Trust 2001B
Form 10-K for the fiscal year ended December 31, 2005
      File Nos. 1-13071; 1-31934; 333-75814; 333-75818


Dear Mr. Beckelman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where appropriate, please address the following comments as they relate to the Hanover Compression LP, Hanover Equipment Trust
2001A
and Hanover Equipment Trust 2001B filings.

Item 9A. Controls and Procedures, page 59

2. We note your disclosure that your "principal executive officer and principal financial officer believe that [your] disclosure controls and procedures were effective to ensure that material information was accumulated and communicated to [your] management, including [your] principal executive officer and principal financial officer, as appropriate to assure that the information has been properly recorded, processed, summarized and reported and to allow timely decisions regarding disclosure." We note that this is a condensed definition as defined by Rule 13a-15(e) and 15d-15(e). In future filings, please fully disclose the definitions of controls and procedures, or alternatively, you may simply state that your controls and procedures are effective.

Consolidated Statements of Cash Flows, page F-6

3. Please tell us where you are classifying the proceeds from your sale of used leasing equipment.

Note 1 - The Company, Business and Significant Accounting
Policies,
page F-9

4. We note your discussion, both here and on page 7, of your run-time guarantees. Please tell us how you have accounted for these run-time guarantees and, if these are effectively warranties of your equipment, what consideration you have given to providing the warranty disclosures as indicated in paragraph 14 of FIN 45.

Note 1 - Revenue Recognition, page F-10

5. We read that you account for revenues from compressor, production and processing equipment fabrication using the percentage-of-completion method. Please help us to understand how you determined that the percentage-of-completion method was appropriate. In this regard, please explain to us your rights and the rights of the buyer while this equipment is in-progress. Refer to paragraph 22 of SOP 81-
1. Also tell us how you determined that this method was appropriate for equipment that takes less than a year to produce. We note your statement that these projects take between three and thirty-six months.

Note 11 - Debt, page F-23
9.0% Senior notes due 2014 and 8.625% Senior notes due 2010, page
F-26

6. Please provide the appropriate disclosures as required by Rule
3-
10(e) of Regulation S-X or tell us why you believe these disclosures are not required.

4.75% Convertible Senior Notes due 2014, page F-26
4.75% Convertible Senior Notes due 2008, page F-27
7.25% Convertible Subordinated Notes due 2029, page F-28

7. We note that all of the above mentioned notes are convertible at fixed prices subject to adjustments in certain events. Please tell us what these events are and what consideration you have given to SFAS
133 and EITF 00-19 regarding the possibility of embedded derivatives.

Hanover Compression Limited Partnership

8. In future filings please use Commission file number 1-31934 on the cover of your Hanover Compression Limited Partnership filings.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer
Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at
(202) 551-3768.

Sincerely,



John Cash
Branch Chief
Mr. Lee E. Beckelman
Hanover Compressor Co.
June 9, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE